04048970

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

RECD S.E.C.
NOV 26 2004
1086

November 23, 2004

Michael E. Kernan
McGuireWoods LLP
77 West Wacker Drive
Suite 4400
Chicago, IL 60601-1681

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/23/2004

Re: Peoples Energy Corporation
Incoming letter dated October 19, 2004

Dear Mr. Kernan:

This is in response to your letter dated October 19, 2004 concerning the shareholder proposal submitted to Peoples Energy by James M. Gennett and Kathryn M. Gennett. We also have received a letter on the proponents' behalf dated October 27, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

Enclosures

cc: James M. Gennett
Kathryn M. Gennett
319 Diana Court
Bensenville, IL 60106-3285

77385

McGuireWoods LLP
77 West Wacker Drive
Suite 4400
Chicago, IL 60601-1681
Phone: 312.849.8100
Fax: 312.849.3690
www.mcguirewoods.com

Michael E. Kernan
Direct: 312.849-8222

MCGUIREWOODS

mkernan@mcguirewoods.com
Direct Fax: 312.849-8223

October 19, 2004

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposal from
James M. Gennett and Kathryn M. Gennett

Ladies and Gentlemen:

We are counsel to Peoples Energy Corporation, an Illinois corporation ("the "Company"). On behalf of the Company and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify the staff members of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy materials for the Company's 2005 annual meeting of shareholders (the "2005 Annual Meeting") a proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by James M. and Kathryn M. Gennett (collectively, the "Proponent") in reliance on certain provisions of Rule 14a-8. The Proposal and the Supporting Statement are attached hereto as Exhibit A.

Enclosed are six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal, and six copies of the Proposal and Supporting Statement. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal and Supporting Statement from the Company's proxy materials for the 2005 Annual Meeting.

I. PROPOSAL

The Proposal reads as follows:

> Resolved: that the shareholders of People's Energy urge the Board of Directors to take the necessary steps to amend the Articles of Incorporation and By-Laws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless

neglect. This resolution shall be implemented so as not to cause breach of any existing contract or violation of any mandatory indemnification provision under Illinois law.

II. REASONS TO EXCLUDE THE PROPOSAL AND SUPPORTING STATEMENT FROM THE PROXY MATERIALS

We believe that the Proposal and Supporting Statement may properly be excluded from the Company's proxy materials for the 2005 Annual Meeting pursuant to the following rules:

1. Rule 14a-8(i)(3) because the Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9.

2. To the extent it is a binding proposal, Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it requires the Company to take action that is inconsistent with Illinois law and the Company's Articles of Incorporation and By-Laws, and is a Proposal that the Company does not have the power or authority to implement.

3. To the extent it is a binding proposal, Rule 14a-8(i)(1) because it removes from the Board of Directors its responsibility to establish the Company's indemnification policy under Illinois law and therefore is not a proper subject for action by shareholders.

4. Rule 14a-8(i)(4) because the Proposal advances a personal interest of the Proponent not held by other shareholders by virtue of one of the Proponent's (James Gennett's) status as an employee of a subsidiary of the Company and the President of a union with which a Company subsidiary has a collective bargaining agreement. The other Proponent is his wife.

III. THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULES BECAUSE IT IS VAGUE AND INDEFINITE.

The Proposal should be excluded because it offers a nonexistent, undefined "reckless neglect" standard for indemnification and fails to explain how the Company should implement it. Shareholders would be unsure of what they would be voting for, and, even if it was adopted, the Proposal is so vague the Company would be unable to apply it with any confidence that it had complied with the shareholders' wishes.

Under Rule 14a-8(i)(3), a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading. *See, e.g., General Electric Company* (January 23, 2003) (permitting omission of a proposal regarding a cap on salaries and benefits of officers and directors because the proposal failed to define critical terms or otherwise provide guidance on how it should be implemented); *Philadelphia Electric Company* (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and *Occidental Petroleum Corp.* (February 11, 1991) (stating that a proposal is vague, indefinite and misleading if a company and its shareholders might interpret the proposal differently, such that any actions ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal).

In a recently issued Staff Legal Bulletin, the Staff observed that exclusion of a shareholder proposal may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). The Proposal falls squarely within the criteria for exclusion because it fails to define critical terms or provide guidance on how the Proposal should be implemented. Neither the shareholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine what actions or measures the Proposal requires.

First, the Proposal seeks to prohibit indemnification of officers and directors "for acts or omissions involving gross negligence or reckless neglect." The "reckless neglect" standard is not defined in the Proposal. A canvass of Illinois jurisprudence did not uncover even a single case or example describing, defining or applying a "reckless neglect" standard of conduct. How can the Company be expected to apply an undefined or unrecognized standard when it decides whether or not to indemnify its officers and directors in a particular case? How can the Company or its shareholders expect the officers and directors to conduct themselves in accordance with a standard that does not exist under Illinois law?

Second, even if the proposed indemnification standard was defined or recognized, the Proposal would have that standard apply *only* to officers and directors, but not employees. What if an individual is both an officer and an employee? Would the standard in the Proposal apply or not? When presented with a question of whether or not to indemnify, how would the Company apply two different indemnification standards at the same time to officers and employees working side by side and confronted with the same facts?

Third, the Proposal does not explain how to address incidents that occur prior to a change in the Company's indemnification policy. What standard would the Company use to decide (*after* the new standard is in effect) whether or not to indemnify a director or officer whose alleged conduct or liability dates from *before* the change in policy? Is the new standard in the Proposal only to be applied prospectively?

Finally, the Proposal is unclear on whether the new standard would be applied to former officers and directors who may in the future bring a claim for indemnification. Would the Company use the standard in effect while the director or officer held office? Would the Company be obliged to apply the new standard?

These questions and concerns demonstrate the fact that the Proposal is not clear. Its undefined terms and nonexistent manner of implementation do not allow shareholders to make an informed decision regarding the Proposal. Moreover, even if approved, the Proposal's vagueness could very well cause the Company to implement it in such a manner as to be contrary to that which the Proponent intended or the shareholders believed would occur. Accordingly, the Company asserts that the Proposal is so inherently vague and indefinite that it is excludable pursuant to Rule 14a-8(i)(3).

IV. TO THE EXTENT IT IS A BINDING PROPOSAL, IT WOULD VIOLATE ILLINOIS LAW, IT IS NOT A PROPER SUBJECT FOR ACTION BY A SHAREHOLDER UNDER THE LAWS OF THE STATE OF ILLINOIS, AND THE COMPANY DOES NOT HAVE THE POWER TO IMPLEMENT THE PROPOSAL

The Proposal is excludable from the Company's proxy materials on the basis of Rule 14a-8(i)(1), Rule 14a-8(i)(2), and Rule 14a-8(i)(6). Although the Proposal is veiled with some precatory language, the Proposal arguably could be interpreted as a binding proposal, in which case it violates Illinois law, it is not a proper subject for shareholder action, and the Company does not have the power to implement it.

The Proponent appears to expect that, if the Proposal is adopted by shareholders, the Company's Articles of Incorporation and By-Laws will be amended. The note to paragraph (i)(1) under Rule 14a-8 states, in pertinent part, that, "[d]epending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." While the Proponent attempted to phrase the Proposal with precatory language, text in the Proposal and Supporting Statement suggests the Proposal is intended to be a binding proposal to the Board of Directors. *See International Paper* (March 1, 2004) (company may exclude shareholder proposal limiting compensation of officers and directors unless proposal recast as a recommendation or request to board of directors); *El Paso Energy Corporation* (March 8, 2001) (excluding proposal to cap officer salaries unless proposal was revised as a recommendation or request to the board of directors).

Several assertions in the Proposal and the Supporting Statement suggest the Board will be obligated to act on the Proposal. First, the Proposal states that it "*shall* be implemented...," (emphasis added) connoting that the Board of Directors must affirmatively implement the limitation on indemnification if the shareholders approve the Proposal. Second, the Proponent contends in the Supporting Statement that "[o]ur resolution is designed to raise the standard for officers or directors before they may be shielded from liability for their actions." If the Proposal were solely designed to request that the Board of Directors take some action, then the resolution itself would not affect any standard with respect to officer and director indemnification. The Proponent does not recommend that the Board of Directors "raise the standard"; rather, he attempts to affect the Company's indemnification policy through shareholder ratification of the Proposal. Finally, the Proponent states: "Our proposal would continue to shield directors and officers from liability for ordinary negligence. Directors and officers would also be indemnified under Illinois law . . . ." Again, this language suggests that the Proposal, if ratified by shareholders, would itself amend the Company's Articles of Incorporation and By-Laws. Therefore, the Proposal may constitute a binding proposal, rather than a recommendation.

Under Illinois law, a binding Proposal would be an improper amendment to the Company's Articles of Incorporation. Article 10 of the Illinois Business Corporation Act provides a procedure by which an Illinois corporation's Articles of Incorporation may be amended. *See* 805 Ill. Comp. Stat. 5/10.05, *et seq.* Amendments like those in the Proposal may only be effected through joint action of the Board of Directors and shareholders. *Id.* Shareholders themselves may not amend the Company's Articles of Incorporation. When the Board of Directors does not take action on its own, it must consider and adopt a resolution with the proposed amendment and submit this resolution for ratification by a vote of the shareholders. *Id.* The Proposal would short-circuit this procedure by having the shareholders vote on the resolution to amend the Articles of Incorporation without the Board of Directors first considering and adopting the resolution.

Moreover, as a binding proposal, it would improperly amend the Company's By-Laws. Article VIII of the Company's By-Laws indicates that they may only "be added to, amended or repealed" at a Board of Directors' meeting by a majority vote of the directors.

Accordingly, as a binding proposal, the Proposal circumvents both Illinois law and the terms of the Company's By-Laws, and, therefore, is excludable under Rule 14a-8(i)(1). For the same reasons, the Proposal is excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

V. TO THE EXTENT IT IS A BINDING PROPOSAL, IT IS NOT A PROPER SUBJECT FOR ACTION BY SHAREHOLDERS UNDER THE LAWS OF THE STATE OF ILLINOIS

As noted above, the Proposal may well be construed as a binding proposal. If so, it is an improper subject for shareholder action because it attempts to usurp the power of the board of directors to determine the Company's indemnification policy. The Illinois Business Corporation Act grants sole power to the board of directors to manage the business and affairs of the Company. *See* 805 Ill. Comp. Stat. 5/8.05. This absolute managerial power is recognized by the Illinois courts. *See Hall v. Woods*, 325 Ill. 114, 137-38, 156 N.E.2d 258, 267 (1927) ("It is within the power and the duty of the board of directors to control the affairs of the corporation, to fix the duties of its officers and employees, to adopt by-laws, and to manage the corporate property and business for the benefit of all the stockholders"); *see also Int'l Bus. Mach. Corp. v. Martin Prop. & Cas. Ins. Agency, Inc.*, 281 Ill. App. 3d 854, 862, 666 N.E. 2d 866, 871 (1st Dist. 1996) (the business and affairs of a corporation are managed by the board of directors). The Proposal, however, would transfer a portion of this managerial responsibility from the Board of Directors into the hands of the shareholders.

Under Illinois law, the determination of whether to indemnify an officer, director or employee in any given situation may be made: (i) by the majority vote of non-interested directors; (ii) by a designated committee of non-interested directors; (iii) if there are no non-interested directors, by independent legal counsel; or (iv) by the shareholders.[1] *See* 805 Ill. Comp. Stat. 5/8.75(d).

The Proposal, if binding, is designed to modify the Company's indemnification policy. Accordingly, it is an improper subject for shareholder action because director and officer indemnification standards are to be determined by the Board of Directors and not the Company's shareholders. By submitting the Proposal for shareholder approval, the Proponent attempts to circumvent the powers specifically granted to the Board of Directors by Illinois law and the Company's By-Laws. It is therefore excludable under Rule 14a-8(i)(1).

VI. THE PROPOSAL ADVANCES THE PERSONAL INTERESTS OF THE PROPONENT, AS AN EMPLOYEE, AND PRESIDENT OF A UNION, NOT HELD BY OTHER SHAREHOLDERS AT LARGE

The Proponent, James M. Gennett, is a current employee of The Peoples Gas Light and Coke Company ("Peoples Gas"), a wholly-owned subsidiary of the Company. He is also a member and the President of the Gas Workers' Union Local 18007, Utility Workers Union of America ("Local 18007"), with which Peoples Gas has a collective bargaining agreement. Because the Proposal would limit the indemnification provided to directors and officers (including, perhaps, officers who are employees), but not employees generally, the Proposal would result in an indirect, residual benefit to himself as an employee that is not shared by the other shareholders at large. Rule 14a-8(i)(4) provides that a proposal may be omitted when it "is designed to further a personal interest which is not held by the other shareholders at large." Accordingly, the Proposal is properly excludable.

[1] Although 805 Ill. Comp. Stat. 5/8.75(d) allows shareholders to make indemnification decisions in some circumstances, it is not practical for the Company, which has 37.6 million outstanding shares and approximately 21,000 shareholders to hold a special meeting of shareholders to determine indemnification of directors, officers and employees on a case-by-case basis.

The purpose of Rule 14a-8(i)(4) is to safeguard the shareholder proposal process as a means for shareholders to communicate with other shareholders on matters of mutual concern. Paragraph (i)(4) "ensure[s] that the security holder proposal process would not be abused by proponents attempting to achieve personal ends." *SEC Release No. 34-20091* (August 16, 1983). Further, the Commission has observed that a proposal may be phrased so as to relate to the "general interest" of all shareholders, but still be designed to redress a personal grievance. *SEC Release No. 34-19135* (October 14, 1982). The Staff has acknowledged that "such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." *Id.*

Currently, the Company's Articles of Incorporation and By-Laws provide for the indemnification of officers, directors *and employees*. Because the Company's directors and officers rely on the advice and conduct of the employees in managing the Company's operations and making decisions, it is appropriate that directors, officers and employees be held to the same indemnification standards. Although not an officer of the Company, the Proponent's responsibilities as an employee and President of a union representing almost 1000 employees renders him a very important employee in the management process. The Proposal seeks "to provide that *officers and directors* shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect" (emphasis added). Thus, the Proposal would raise the standard of conduct required to indemnify officers and directors, but not for employees, including the Proponent. As stated in *Dresdner RCM Global Strategic Income Fund, Inc.* (September 13, 2000), "a proposal may be excluded under subparagraph (i)(4) if the proponent would benefit from it in a manner not shared with the stockholders at large, nothwithstanding that it could indirectly benefit the stockholders at large." In this instance, the Proponent advances a Proposal which could be construed as providing some benefit to the shareholders as a whole; nevertheless, the Proposal affords the Proponent – an employee – a personal benefit not shared by the shareholders at large. Accordingly, the Proposal is excludable under Rule 14a-8(i)(4).

As an employee of Peoples Gas and the President of Local 18007, the Proposal has the effect of advancing the Proponent's personal interests, and is therefore properly excludable under Rule 14a-8(i)(4).

VII. CONCLUSION

Based on the foregoing, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Company's proxy materials relating to the 2005 Annual Meeting. To the extent that any of the foregoing reasons for excluding the Proposal are based on matters of law, this letter shall constitute the opinion of counsel required by Rule 14a-8(j)(iii).

If for any reason the Staff does not agree with the Company's position, or has questions or requires additional information, we would appreciate an opportunity to confer with the Staff prior to the issuance of a formal response. Please call me at (312) 849-8222 if you have any questions or need additional information or as soon as the Staff response is available.

Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter. Thank you for your time and consideration.

Very truly yours,

Michael E. Kernan

Michael E. Kernan

Enclosures

cc: James M. Gennett
Kathryn M. Gennett
319 Diana Court
Bensenville, IL 60106-3285

Exhibit A

James M. Gennett
Kathryn M. Gennett
319 Diana Court
Bensenville, IL 60106-3285

September 7, 2004

Peter H. Kauffman
Assistant General Counsel and Secretary
Peoples Energy Corporation
130 East Randolph Drive
Chicago, IL 60601

Via fax no. 312/240-4486 and Overnight Delivery

Re: Shareholder proposal

Dear Mr. Kauffman:

We are enclosing for your attention a shareholder proposal for inclusion in the Company's proxy statement to be circulated to shareholders in conjunction with the 2005 annual meeting. We submit this proposal under SEC Rule 14a-8.

We are record holders of at least 159 shares of the Company's common stock, and have held these shares continuously for more than one year prior to this date of submission. We intend to hold these shares at least through the date of the Company's next annual meeting.

Although we are record holders of these shares through the Company's Direct Purchase and Investment Plan, we are enclosing for your convenience a statement from LaSalle Bank Shareholder Services confirming our ownership of these shares.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders. Please let me know if you require additional information.

Sincerely,

James M. Gennett

James M. Gennett

Kathryn M. Gennett

Kathryn M. Gennett

Shareholder Resolution

Resolved: that the shareholders of People's Energy urge the Board of Directors to take the necessary steps to amend the Articles of Incorporation and By-Laws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect.

This resolution shall be implemented so as not to cause breach of any existing contract or violation of any mandatory indemnification provision under Illinois law.

Supporting Statement

Our Company is currently embroiled in controversy involving natural gas-trading contracts with Enron.

Citing internal Company documents, Illinois regulators have alleged that Peoples improperly diverted to a joint venture with Enron stored gas originally intended to hedge against high winter prices for ratepayers. The joint venture then sold the gas on the open market, and Peoples and Enron split the profits under a secret deal, according to regulators.

As a result, Peoples Gas was forced to buy higher-priced gas during the winter of 2000-01, and passed the resulting price increases to its captive ratepayers. The City of Chicago has asked state regulators to order Peoples to refund $230 million in the case.

Our resolution is designed to raise the standard for officers or directors before they may be shielded from liability for their actions. Whether or not the Company is found to have engaged in any misconduct in the Enron matter, we believe officers and directors will more carefully consider such transactions in the future if they can be held personally liable for acts of gross negligence or reckless neglect.

Peoples' Articles of Incorporation and By-Laws broadly indemnify, to the fullest extent permitted under Illinois law, any person who is a party to any action, including civil, criminal, or investigative matters, because such person is a director, officer, or employee of the Company. Illinois law generally provides that a corporation *may* - but is *not required* to - indemnify officers or directors from liability, so long as they acted in "good faith" and, with respect to criminal matters, had no reasonable cause to believe their conduct was unlawful.

In other words, our existing Articles and By-Laws effectively require the Company to indemnify officers and directors from the financial consequences of their actions, so long as they have not acted in bad faith or knowingly violated criminal laws.

We believe officers and directors should be held to a higher standard. In our view, directors and officers' performance may suffer if they have been shielded from liability for actions constituting gross negligence or reckless neglect.

Our proposal would continue to shield directors and officers from liability for ordinary negligence. Directors and officers would also be indemnified under Illinois law where they have successfully defended any proceeding arising out of their good faith actions on behalf of the Company.

By precluding indemnification in cases of gross negligence or reckless neglect, however, we believe Peoples would strengthen public and investor confidence in our Company, while still permitting the Company to attract talented officers and directors.

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)
Mark.Brooks@isdn.net

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

October 27, 2004

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Via UPS Overnight Delivery

Re: Peoples Energy, Corp. Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of James and Kathryn Gennett in response to the request by Peoples Energy Corp. (the "Company") for a no-action letter in the above matter. The Company's objections have no merit and should be rejected.

Rule 14a-8(i)(3) – the proposal may not be excluded as vague or indefinite

The Company's central argument for excluding the proposal – that it fails to define a key term and is otherwise vague or indefinite under Rule 14a-8(i)(3) – is untenable. Indeed, the Company's position disregards completely the recent legal bulletin providing that staff will concur in a company's request to exclude or modify a proposal or statement on this basis "only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading."[1]

Contrary to the Company's various claims, the proposal is merely a non-binding, but straightforward recommendation that the Board of Directors raise the standard for indemnification of officers and directors to exclude "acts or omissions involving gross negligence or reckless neglect." The Company's challenge to this uncomplicated proposal is precisely the sort of hyper-technical objection to shareholder proposals that the recent legal bulletin was designed to discourage.

[1] *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) (emphasis in original).

In particular, the term "reckless neglect" is neither vague nor a term of art that would require the Board of Directors to conduct a "canvass of Illinois jurisprudence" to formulate a reasoned response to shareholder approval of the resolution. In everyday language, "reckless" means "marked by lack of proper caution," "careless of consequences," or "irresponsible." Neglect means to "give insufficient attention to something that has a claim to one's attention."[2]

Reasonable shareholders and directors would logically conclude that "reckless neglect" simply means an irresponsible failure to give sufficient attention to a duty.[3] In the legal context, "reckless neglect" has been held equivalent to "gross negligence," or a "course of conduct which . . . discloses a reckless indifference to consequences without the exertion of any substantial effort to avoid them."[4]

It is therefore unreasonable to suggest that the absence of a specific definition of this commonplace term renders the proposal so inherently vague or indefinite that shareholders would be unable to understand what the proposal recommends.[5] Since the proposal is merely a non-binding recommendation to the Board of Directors, moreover, it is especially ludicrous for management to suggest that intelligent directors would be unable to fashion a new indemnification policy that takes into account the spirit of the resolution.[6]

The remainder of the Company's Rule 14a-8(i)(3) objection consists of a series of red herrings about supposed difficulties in implementing the proposal. For example, the Company claims to be perplexed about whether the proposal should apply prospectively only, and how it should respond if a former director or officer were to claim indemnification for acts preceding adoption of any new policy.

As the proposal itself makes clear, we assume that the directors would abide by any existing indemnification contracts should they choose to formulate a new indemnification policy in response to shareholder approval of our resolution. The proposal quite plainly recommends a

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[2] *Merriam-Webster Online Dictionary.*

[3] See also *Black's Law Dictionary:* "recklessness is a stronger term than mere or ordinary negligence," which involves "rashness," "heedlessness," or "wanton conduct." "Neglect" signifies "a designed refusal or unwillingness to perform one's duty."

[4] *Ezell v. BellSouth Telecommunications, Inc.*, 961 F. Supp. 149 (S.D. Miss. 1997).

[5] The no-action letters cited by the Company do not support its position. For example, *Occidental Petroleum Corp.* (Jan. 3, 1991) involved an obviously incomprehensible resolution concerning shareholders having "the right to vote on present as well as future shares that are issued and outstanding in regard to 'buy back of shares.'" The proposal involved in *Philadelphia Electric Co.* (July 30, 1992) was equally incomprehensible, while the proposal in *General Electric Corp.* (Jan. 23, 2003) offered merely a vague $1 million "individual cap" on "salaries and benefits."

[6] In any event, as noted above, we believe "reckless neglect" is simply another way of stating a "gross negligence" standard. For this reason, should staff conclude that the Company's objection has any merit, the proponents have no objection to omitting all references to "reckless neglect" from the proposal and its supporting statement.

change in the existing policy. Nothing in the proposal suggests that change should be applied retroactively.

Similarly, the Company feigns confusion about whether the proposal would apply to ordinary employees as well as to officers and directors, and if not, how management would apply potentially differing indemnification standards for officers versus other employees. There is nothing remotely confusing about this in the proposal: our resolution quite clearly recommends a higher standard for indemnification of officers and directors only. It makes no recommendation concerning non-officer employees.

We think it would be entirely reasonable to refuse indemnification for officers and directors – the Company's top decision-makers – who engage in gross negligence in carrying out their duties, but to apply a more lenient standard for employees who have little or no ability to influence policy. Nor does the Company make any effort to explain why it would be difficult to apply different standards for two very different categories of employees. Although the Company might not like the result, that does not render our resolution vague or misleading, and provides no basis for omitting the proposal.[7]

In any event, nothing in the proposal would require this. Recalling once again that the proposal is a non-binding recommendation only, the directors obviously would have the discretion to adopt a single, higher standard for indemnification of directors, officers, and other employees. Although our resolution concerns the proper standard for indemnification of officers and directors, it makes no recommendation either way concerning indemnification of rank-and-file employees.

In summary, the Company has failed to meet its burden of proving that the proposal or its supporting statement is materially false or misleading. Rule 14a-8(i)(3) therefore provides no basis to either omit or modify the resolution.

Rules 14a-8(i)(1), (2) & (6) – the proposal is not mandatory and may not be omitted on that basis

Each of the Company's arguments under Rules 14a-8(i)(1), (2) & (6) suffers from one central fallacy: the proposal is a non-binding recommendation and clearly not mandatory. Accordingly, there is no basis for the Company to argue that the proposal would be an improper subject for shareholder action, a violation of law, or beyond the Company's power to implement.

The resolution plainly provides that the shareholders merely "urge the Board of Directors to take the necessary steps" to amend the bylaws and articles of incorporation to hold directors and officers to a higher standard for indemnification. Although the Company quibbles about

[7] See, *e.g.*, *Staff Legal Bulletin No. 14B* (improper for a company to rely on 14a-8(i)(3) merely because it "objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company . . .").

various other passages,[8] this unambiguous language makes clear that the proposal is advisory only. Accordingly, Rules 14a-8(i)(1), (2) & (6) provide no basis to omit the proposal.

Rule 14a-8(i)(4) – the proposal advances no personal interest that is not shared by other shareholders at large

The Company's claim that the resolution advances some personal interest of the proponents not shared by other shareholders is clearly wrong: the proposal simply recommends that the board of directors raise the indemnification standard so that directors and officers are no longer indemnified against acts of gross negligence. Obviously, adoption of this corporate governance proposal would benefit all shareholders equally.

Nor is there any logic to the Company's argument that Mr. Gennett, as a rank-and-file employee of the Company, would derive some "residual benefit" from raising the indemnification standard for officers but not for other employees. As summarized above, the resolution *makes no recommendation at all* concerning the indemnification standard for ordinary employees. If adopted and implemented, the proposal would have no effect on the Company's indemnification policies concerning Mr. Gennett or other employees.

Mr. Gennett therefore would receive no benefit from adoption of the resolution – other than the identical interest enjoyed by all shareholders in strengthening the standards for indemnification of top officers and directors. Moreover, nothing in the resolution would preclude directors from raising the standard for indemnification of directors, officers, and all other employees should they choose to do so. Finally, this argument completely ignores Katherine Gennett, the other proponent, who has no employment relationship with the Company.

The Company's claim that Mr. Gennett's status as president of a local union of hourly employees renders him an important employee "in the management process" is equally mysterious. It is self-evident that a local union president is hardly a part of the Company's "management process." In any event, this argument leads nowhere. As noted above, a

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[8] For example, the Company spins an argument that the proposal might be considered mandatory from the passage providing that the resolution "shall be implemented so as not to cause breach of any existing contract or violation of any mandatory indemnification provision under Illinois law." Obviously, this sentence is designed to avoid any claim that the resolution would cause the Company to violate state law or an existing contract. In light of the immediately preceding sentence, this passage can only be interpreted to mean that if the resolution passes and is then adopted by the Board, it will be implemented in a way that does not violate any law or existing contract. For the sake of clarity, the proponents offer to change the word "shall" to "should."

Similarly, the Company quibbles about the supporting statement's assertion that the resolution is "designed" to raise the indemnification standard. Obviously, the resolution is designed to accomplish this by having shareholders "urge" that the directors should take this action. The other passages cited by the Company plainly use the conditional "would," *e.g.*, if adopted and implemented, the proposal "would continue to shield directors from liability for ordinary negligence. . . ."

resolution recommending that the indemnification standard be raised for top officers and directors provides no benefit to ordinary employees that is not shared by all other shareholders.

In its September 18, 1997, comments to the proposed amendments to the rules for shareholder proposals, the Commission observed that "in practice, the Division has infrequently concurred in the exclusion of a 'neutral' proposal under [then] Rule 14a-8(c)(4)." The Commission has also noted that exclusion on this basis is appropriate only "*if it is clear from the facts presented by the issuer* that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest."[9]

In 1983, the Commission revised Rule 14-a(i)(4) specifically to distinguish between proposals motivated solely by personal interests and those that affect a broader group of shareholders. The Commission accomplished this by adding to the exclusion the qualifying clause, "or if it is designed to result in a benefit to the proponent or to further a personal benefit, *which benefit or interest is not shared with the other security holders at large*."[10]

In its no-action request, the Company misleadingly omits the following key passage from its quotation of the Commission's comments accompanying the 1983 amendments: "The proposed change to Rule 14a-8(c)(4) was intended to . . . insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends *that are not necessarily in the common interest of the issuer's shareholders generally*." [11]

Far from presenting any personal grievance or interest, the Gennetts' proposal merely requests that the Board strengthen the standards for indemnifying officers and directors in a fashion that clearly would benefit all shareholders equally. There is no suggestion of any improper motive in the language of the proposal, and the Company has failed even to attempt to offer the sort of evidence that would be required to exclude the proposal under Rule 14a-8(i)(4).

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[9] *SEC Release No. 34-19135* (Oct. 14, 1982) (emphasis supplied). In the rare instances when the staff has concurred with omission of a proposal on these grounds, the issuer presented clear evidence of the proponent's intention to advance personal interests through the proposal, coupled with a proposal that specifically related to those personal interests. See, *e.g.*, *Dow Jones & Co., Inc.* (Jan. 24, 1994).

[10] *SEC Release No. 34-20091* (Aug. 16, 1983) (emphasis supplied).

[11] *SEC Release No. 34-20091* (Aug. 16, 1983) (italicized phrase omitted by the Company).

Conclusion

For these reasons, we urge the staff to reject the Company's request for a no-action letter in this matter. Please let me know if you require additional information concerning our position.

Sincerely,

Mark Brooks

Mark Brooks

cc: Michael E. Kernan, Esq.
James Gennett
Kathryn Gennett

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peoples Energy Corporation
Incoming letter dated October 19, 2004

The proposal urges the board of directors to take the necessary steps to amend Peoples Energy's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect."

There appears to be some basis for your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Peoples Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Peoples Energy relies.

Sincerely,

Mark F. Vilardo
Special Counsel